FILED BY NORTHROP GRUMMAN CORPORATION
                             PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 AND DEEMED FILED PURSUANT TO RULE 14d-2
                             OF THE SECURITIES EXCHANGE ACT OF 1934
                             SUBJECT COMPANY: NEWPORT NEWS SHIPBUILDING INC. COMMISSION FILE NO.: 1-12385



NEWS
                                           NORTHROP GRUMMAN CORPORATION
                                           Public Information
                                           1840 Century Park East
                                           Los Angeles, California
                                           90067-2199
                                           Telephone  310-553-6262
                                           Fax  310-556-4561

[GRAPHIC OMITTED]

                Contact: Randy Belote (Media) (703) 875-8450
                         Gaston Kent (Investors) (310) 201-3423

                                                    FOR IMMEDIATE RELEASE

NORTHROP GRUMMAN COMMENCES EXCHANGE OFFER
-----------------------------------------
FOR ALL OUTSTANDING SHARES OF NEWPORT NEWS SHIPBUILDING
-------------------------------------------------------

     LOS  ANGELES -- May 23, 2001 -- Northrop  Grumman  Corporation  (NYSE:
NOC) announced today the commencement of its exchange offer for all the outstanding shares of common stock, including associated rights, of Newport News Shipbuilding Inc. (NYSE: NNS).

     The offer states that Newport News shareholders will be provided the option to receive for their shares $67.50 per share in cash or shares of Northrop Grumman common stock designed to provide a value of $67.50 per share, subject to certain proration and other limitations as more fully described in the offer. The exact exchange ratio will be determined by dividing $67.50 by the average of the closing sale prices for a share of Northrop Grumman common stock on the New York Stock Exchange as reported in The Wall Street Journal over the 10-day trading period ending on the third trading day before completion of the offer. Northrop Grumman would expect to issue approximately 16.6 million shares of its common stock to complete the proposed transaction.

     Northrop Grumman also indicated in its offer that if it is provided the opportunity to conduct a due diligence review of Newport News, Northrop Grumman would be prepared to enter into negotiations immediately with respect to all aspects of its offer.

     The exchange offer is scheduled to expire at midnight E.D.T. on Wednesday, June 20, 2001, unless the offer is extended. Northrop Grumman announced on May 9, 2001, that it had sent a letter to Newport News offering to acquire Newport News. On May 18, 2001, Northrop Grumman filed a premerger notification under the Hart-Scott-Rodino Antitrust Improvements Act with the appropriate governmental agencies.

     The consummation of the offer is subject to receipt of a majority of Newport News shares on a fully diluted basis, termination of the existing Newport News/General Dynamics merger agreement, the expiration or termination of waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act and other conditions specified in the offer documents. Salomon Smith Barney is acting as dealer manager for the exchange offer, and Mellon Investor Services LLC is acting as the exchange agent. Requests for assistance or for copies of the offer materials should be directed to the information agent for the offer, D.F. King & Co. Inc., at 800-758-5378.

     In the filing, Northrop Grumman said it expects to fund the cash portion of its offer from working capital and currently available lines of credit.

     Northrop Grumman Corporation is a $15 billion global aerospace and defense company with its worldwide headquarters in Los Angeles, California. Northrop Grumman provides technologically advanced, innovative products, services and solutions in defense and commercial electronics, systems integration, information technology and non-nuclear-powered shipbuilding and systems. With 80,000 employees and operations in 44 states and 25 countries, Northrop Grumman serves U.S. and international military, government and commercial users.

     THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF NEWPORT NEWS SHIPBUILDING. THE EXCHANGE OFFER STATEMENT (INCLUDING THE PROSPECTUS, THE RELATED LETTER OF ELECTION AND TRANSMITTAL AND OTHER OFFER DOCUMENTS) FILED BY NORTHROP GRUMMAN WITH THE SEC CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER. THE PROSPECTUS, THE RELATED LETTER OF ELECTION AND TRANSMITTAL AND CERTAIN OTHER DOCUMENTS WILL BE MADE AVAILABLE AT NO CHARGE TO ALL STOCKHOLDERS OF NEWPORT NEWS. THE EXCHANGE OFFER STATEMENT (INCLUDING THE PROSPECTUS, THE RELATED LETTER OF ELECTION AND TRANSMITTAL AND ALL OTHER DOCUMENTS FILED WITH THE SEC) WILL ALSO BE AVAILABLE AT NO CHARGE AT THE SEC'S WEBSITE AT WWW.SEC.GOV.

                                   # # #






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